
03025854

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
JUN 30 2003
WASH. D.C.
161
SECTION

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Corporation Money Purchase Pension Plan
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Corporation Money Purchase Pension Plan

By: Andrea Hughes
Name: Andrea Hughes
Title: Business Team Leader – Human Resources

Date: 6/27/03

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

Elano Corporation Money Purchase Pension Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of the Elano Corporation Money Purchase Pension Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Elano Corporation Money Purchase Pension Plan.

KPMG LLP

New York, New York
June 26, 2003


KPMG


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
161
SECTION

ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Index

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002	3
Notes to Financial Statements	4 – 8



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Plan Administrator and Participants of the
Elano Corporation Money Purchase Pension Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Corporation Money Purchase Pension Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 1, effective December 31, 2002, the Plan merged into the Elano Corporation Profit Sharing Plan.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Corporation Money Purchase Pension Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York

June 25, 2003



ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

Assets		**2002**	**2001**
Investments, at fair value (note 3):			
Cash and cash equivalents	$	—	420,368
Common stock		—	7,553,998
Mutual funds		—	11,436,764
Pooled investment fund		—	4,774,941
Total investments		—	24,186,071
Receivables:			
Participant contributions		—	7,278
Employer contribution		—	14,556
Accrued interest and dividends		—	35,586
Total receivables		—	57,420
Net assets available for plan benefits	$	—	24,243,491

See accompanying notes to financial statements.

ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to (deductions from) net assets attributed to:		
Investment income (loss):		
Net depreciation in the fair value of investments (note 3)	$	(4,733,931)
Dividends		475,953
Interest		5,894
Total investment loss		(4,252,084)
Contributions:		
Participant		408,007
Employer		799,746
Total contributions		1,207,753
Benefits paid to participants		(936,893)
Transfer to the Elano Corporation Profit Sharing Plan		(20,262,267)
Net decrease		(24,243,491)
Net assets available for plan benefits at:		
Beginning of year		24,243,491
End of year	$	—

See accompanying notes to financial statements.

ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

The following brief description of the Elano Corporation Money Purchase Pension Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a money purchase, defined contribution plan covering all hourly employees of Elano Corporation (the Company), whose ultimate parent is General Electric Company (GE). An hourly employee is eligible to participate after completing ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Plan Merger

Effective as of December 31, 2002, the Plan merged into the Elano Corporation Profit Sharing Plan (the merger). As a result of the merger, assets of $20,262,267 were transferred from the Plan into the Elano Corporation Profit Sharing Plan.

(c) Contributions

Prior to the merger, employees could contribute 3% of base pay on an after tax basis. The Company contributed 6% of each participating employee's base pay.

(d) Vesting

Participants were fully vested in their contributions to the Plan and the earnings thereon. The Plan provided for participants to be 20% vested in employer contributions after completion of three years of service, plus an additional 20% for the completion of each year of service during the following four years. Forfeitures were used to reduce future employer contributions. In 2002, forfeitures amounted to $16,827 was used to reduce employer contributions.

(e) Participant Accounts

Each participant's account was credited with the participant's contribution, and allocations of the Company's contribution, and the Plan's earnings or losses. Allocations were based on participant's earnings or account balances, as provided in the Plan document. Each participant was entitled only to the benefits equal to the vested portion of their participant's account.

(f) Investment Options

Participants were permitted to allocate their account balances in increments of 5% to one or more of the following investment options.

GE Common Stock– This fund invested primarily in GE common stock. A small portion of the fund was held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund – This fund sought capital appreciation. The fund primarily invested in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity,

(Continued)

Emerging Markets, Fixed Income and High Yield. The fund might invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund sought capital growth with a moderate level of current income. The fund primarily invested in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund might invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund sought growth and income. The fund primarily invested in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund might invest in various short-term investments, including money market instruments.

GE U.S. Equity Fund – This fund sought long-term growth of capital. The fund invested primarily in equity securities of U.S. companies. To a lesser extent, the fund might also invest in foreign securities and debt securities.

GE International Equity Fund – This fund sought long-term capital appreciation. The fund invested primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invested in established companies, but it might invest in companies of varying sizes.

GE Fixed Income Fund – This fund sought income consistent with preservation of capital. The fund invested primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund – This fund's primary objective was to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invested primarily in pooled investment contracts with short-term maturities.

(g) Payment of Benefits

On termination of service due to death, disability or retirement, a participant (or a designated beneficiary) could have elected to receive the vested interest in his or her account in either a lump-sum amount, or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant might have elected to receive the value of the vested interest in his or her account as a lump-sum distribution or maintain his or her vested interest within the Plan.

(Continued)

ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments were stated at fair value. All shares of registered investment companies (mutual funds) were valued at quoted market prices. Shares of pooled investment funds were stated at fair value which represent the net asset value of shares held by the Plan as reported by the investment manager of the fund. GE Common Stock was traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan year end.

Purchase and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

(d) Benefits

Benefit payments to participants were recorded when paid.

(e) Expense

Most expenses related to the administration of the Plan were paid by the Company.

ELANO CORPORATION
MONEY PURCHASE PENSION PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3) Investments

The Plan's investments were held in a trust by State Street Bank and Trust Company. Investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 were as follows:

		2002	2001
GE Common Stock	$	—	7,553,998
GE Aggressive Allocation Fund		—	3,599,805
GE Moderate Allocation Fund		—	2,004,717
GE U.S. Equity Fund		—	4,225,281
GE Stable Income Fund		—	4,774,941

During 2002, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

GE common stock	$	(3,002,918)
Mutual funds		(1,961,813)
Pooled investments fund		230,800
Total	$	(4,733,931)

The Plan offered a number of investment options including GE common stock and a variety of investment funds, some of which were mutual funds and a pooled investment fund. The investment funds included U.S. equities, international equities, and fixed income securities. Investment securities, in general, were exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities could have occurred which could have materially affected the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk was limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election were further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which was principally invested in a single security.

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 14, 2003 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan had been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC.

(Continued)

(5) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and an affiliate of the Plan sponsor.

Certain investments of the Plan were shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan sponsor. GEAM provided investment advisory services for certain investments in the Plan. Certain investments of the Plan were shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company was also the custodian of the Plan. Another investment in the Plan was an investment fund comprised primarily of shares of common stock issued by GE. GE was the ultimate parent of the Plan sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and were reflected in the Fund's share/unit price and dividends.